EXHIBIT 99.1

Statoil ASA: Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE: STL, NYSE: STO) on 13 January 2017 for use in the group's Share Saving Plan have on 18 January 2017 been distributed to the employees in accordance with their savings amount.

In addition, bonus shares have been allocated based on participation in the program in 2014. Following this, the share saving plan has 8,440,285 shares.

As participants in the share saving plan, the primary insiders have been allocated shares at an average price of NOK 162.64. Details on allocation of the shares are set forth in the attachment to this announcement.

This information is subject to the disclosure requirements pursuant to section 5 -12 of the Norwegian Securities Trading Act.

Attachments:

http://www.globenewswire.com/NewsRoom/AttachmentNg/ad7aecab-1221-4743-91ce-902132aafbe3